Exhibit 99.51

Largo Resources Announces Special Meeting of Shareholders to Propose a
Share Consolidation Required for a Potential Listing on a Major U.S. Stock
Exchange

TORONTO—(BUSINESS WIRE)—January 14, 2021—Largo Resources Ltd. (“Largo” or the “Company”) (TSX: LGO) (OTCQX: LGORF) announces that it will hold a Special Meeting of Shareholders (the “Special Meeting”) on Monday, March 1, 2021. The Company has set the Record Date for the Special Meeting on January 25, 2021.

The purpose of the Special Meeting is to seek authorization from the Company’s shareholders to enable the Board of Directors (the “Board”) to consider a consolidation of the Company’s issued and outstanding common shares (“Common Shares”) at a ratio of up to one post-consolidation share for every ten pre-consolidation shares. Concurrent with the Special Meeting and related to the proposed share consolidation, the Company’s Board is also considering a potential listing of the Company’s shares in the United States (“U.S.”) with the view of increasing access to U.S. capital markets and enhancing overall shareholder value—particularly as the Company continues to strategically develop its recently launched U.S.-based Largo Clean Energy division into an industry-leading, vertically integrated vanadium redox flow battery business.

Any authority of the Board to consolidate the shares is conditional upon the prior approval of the Company’s shareholders and the Toronto Stock Exchange (the “TSX”). Additional information, including the time and instructions for virtually accessing and voting at the Special Meeting will be provided at a later date. Further, a Management Information Circular for the upcoming Special Meeting will be mailed to shareholders and filed by the Company on SEDAR.

About Largo Resources

Largo Resources is a leading, vertically integrated provider of cleantech solutions through its high-quality vanadium products. Largo can service multiple vanadium market applications through the supply of its unrivaled VPURETM and VPURE+TM products, which are sourced from one of the world’s highest-grade vanadium deposits at the Company’s Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its world-class VCHARGE± vanadium redox flow battery systems. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “LGO”.

For more information on Largo and VPURETM, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this press release.

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered “financial outlook” for the purposes of application Canadian securities legislation (“forward-looking statements”). Forward-looking information in this press release includes, but is not limited to, the approval of the share consolidation and the ultimate consolidation ratio selected, the Company’s intention and ability to list on a United States stock exchange, and the anticipated benefits of completing a share consolidation and United States stock exchange listing. Forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in Largo’s annual information form and in its annual and interim MD&As filed to its profile on www.SEDAR.com. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Contacts

Alex Guthrie

Senior Manager, External Relations

aguthrie@largoresources.com

Tel: +1 416-861-9797